January 4, 2010	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL COMPLETES REPURCHASE OF ITS PREFERRED SHARES
AND PLANS TO RECOMMENCE LENDING ACTIVITIES

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), announces that on December 31, 2009 it made its final payment to repurchase and retire all of its $40 million First Preferred Shares, Series A (the “Preferred Shares”).

“Quest is pleased to retire all of the remaining outstanding Preferred Shares. Quest has made significant progress in reducing expenses, monetizing its loan portfolio and improving its financial flexibility. Last year and today’s announcement is a clear signal that Quest is gaining financial strength from these actions,” said A. Murray Sinclair, Quest Chairman. “This repayment is the first step in our plan to recommence lending activities in 2010”.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com).

CONTACTS

For further information please contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094        or       (604) 687-8378

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.